Contact

www.linkedin.com/in/richard-sharratt (LinkedIn)
www.mentalitymatters.org/ (Company)

Top Skills

Non-profit Management

Mental Fitness Coach

Men's Mental Health level 2 Certificate

Certifications

ICF Member Badge

10/7/25 9:00am-4:00pm EST Blended Adult Mental Health First Aid - Quaneisha

NLP Practitioner

(Cllr) Richard Sharratt

International Award-Winning Founder | Co-founder at Agora Social Club | Chairman at Mentality Matters (NY) | Chairman at Veterans United (UK) | Men’s Wellness & Mental Fitness Expert | Veteran & Strategic Growth Leader

United Kingdom

Summary

I’m an international award-winning founder, Co-Founder of Agora Social Club, Chairman at Mentality Matters (a New York-based non-profit dedicated to reducing the male suicide rate), and Chairman of Veterans United (a UK charity improving the lives of veterans).

After 15 years of global service in the British Army, I transitioned my passion for leadership and resilience into building movements that empower men to grow stronger, more connected, and more purposeful.

At Agora, we’re redefining men’s wellness — blending elite fitness, mental fitness, recovery, and authentic brotherhood in a premium, first-of-its-kind lifestyle hub.

Through my work at Mentality Matters, I’m committed to addressing mental health stigma and saving lives, while at Veterans United, I support initiatives that help veterans transition and thrive beyond service.

With a background in counselling, coaching, and strategic growth, I’m passionate about creating real impact at scale. Whether through pioneering wellness spaces, non-profit leadership, or building high-impact partnerships, my mission is to inspire men to live healthier, more meaningful lives.

Experience

Agora Social Club

1 year 5 months

Co-Founder

January 2026 - Present (3 months)

Chief Operating Officer
November 2024 - February 2026 (1 year 4 months)

MENtality Matters
2 years

Chairman of the Board
April 2024 - Present (2 years)
New York, United States

As the Chairman of MENtality Matters, I lead a dedicated team in empowering male veterans, active military personnel and first responders through holistic development across personal, relational, professional, and spiritual realms. Our mission-driven initiatives include 'Heroes Haven' retreats, world-class online coaching, and dynamic team-building events. We strive to build a supportive community where men can thrive and positively impact their families, workplaces, and society.

President
April 2024 - June 2024 (3 months)
New York, United States

Self-employed
Application Developer
May 2023 - June 2024 (1 year 2 months)
New York, United States

The Journey Begins Here
CEO
December 2016 - September 2023 (6 years 10 months)
Fareham, Hampshire, United Kingdom

Coaching and Mentoring

HM Forces
14 years 9 months

Human Resources Manager
June 2003 - February 2018 (14 years 9 months)

Training Manager
May 2011 - May 2013 (2 years 1 month)
Pirbright, Surrey, United Kingdom

Education

The Open University

Bachelor of Applied Science - BASc, Psychology · (September 2021 - September 2025)

Prior Pursglove College

A Level Art & Design, A Level Technology · (1999 - 2001)

Macmillan College

GCSE · (1994 - 1999)